UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

	BY:	People’s United Bank

Date: June 27, 2014	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Controller

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

*	Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 (ERISA) are not applicable.

Report of Independent Registered Public Accounting Firm

The People’s United Bank Compensation, Nominating and Governance Committee of the Board of Directors and Participants of the People’s United Bank 401(k) Employee Savings Plan:

Report on the Financial Statements

We have audited the accompanying financial statements of the People’s United Bank 401(k) Employee Savings Plan (the “Plan”), which comprise the statements of net assets available for plan benefits as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Plan management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for plan benefits for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McSoley McCoy & Co.

South Burlington, Vermont
June 27, 2014

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2013 and 2012

(In thousands)

	2013	2012
Assets:
Cash fund	$17	$142

Investments, at fair value (note 3):
Mutual fund shares	450,571	338,159
Putnam Stable Value Fund	116,894	116,539
People’s United Financial, Inc. Stock Fund	92,400	75,705

Total investments, at fair value	659,865	530,403

Receivables:
Notes receivable from participants (note 4)	13,960	12,631
Employer contributions (note 5)	8,943	8,791
Participant contributions (note 5)	743	676

Total receivables	23,646	22,098

Total assets available for plan benefits	683,528	552,643

Liabilities:
Accrued plan expenses	65	36

Total liabilities	65	36

Net assets reflecting investments at fair value	683,463	552,607
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 3)	(1,512)	(3,493)

Net assets available for plan benefits	$681,951	$549,114

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2013 and 2012

(In thousands)

	2013	2012
Additions to net assets attributed to:
Net appreciation in fair value of investments (note 3)	$95,077	$28,317
Interest and dividends	21,233	17,732

Net investment income	116,310	46,049

Contributions:
Participant	26,913	24,741
Employer	20,477	18,807

Total contributions	47,390	43,548

Interest, notes receivable from participants (note 4)	547	535

Plan transfers in	20,349	—

Total additions, net	184,596	90,132

Deductions from net assets attributed to:
Distributions to participants	51,759	40,397

Total deductions	51,759	40,397

Net increase in net assets available for plan benefits	132,837	49,735
Net assets available for plan benefits, beginning of year	549,114	499,379

Net assets available for plan benefits, end of year	$681,951	$549,114

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Plan Description

The People’s United Bank 401(k) Employee Savings Plan (the “Plan”) is a defined contribution plan sponsored by People’s United Bank (“People’s”, the “Bank”, or the “Plan Sponsor”). Under the terms of a trust agreement, Mercer Trust Company (as “Trustee”) and Mercer HR Services (as “Recordkeeper”) (collectively “Mercer”) have been empowered to perform such trust and administrative services as may be necessary to carry out the purposes of the Plan. However, the Trustee does not have any discretionary authority concerning the investment of the trust fund or the payment of distributions to participants. The Plan is administered by the Compensation, Nominating and Governance Committee, appointed by the board of directors of People’s, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In general, all employees become eligible to participate in the Plan on their date of hire. Contributions made by Plan participants and by People’s are invested (as directed by the individual participants) in the Putnam Stable Value Fund, the People’s United Financial, Inc. Stock Fund, or any of a series of mutual funds investment options offered by the Plan. All of the Plan’s investments are participant-directed investments.

Participant accounts are credited with the participants’ voluntary payroll contributions, allocations of People’s matching contribution percentages, and Plan earnings. Allocations are based on the participants’ eligible pre-tax earnings (as defined) and payroll contribution percentages. Forfeitures are utilized to reduce future employer contributions. Participants are fully vested in their own contributions at all times, and in People’s matching contributions after one year of credited service. Participants who receive an additional People’s contribution in lieu of participation in the People’s United Bank Employees’ Retirement Plan (see note 5) vest as follows: 25% after two years of credited service; 50% after three years of credited service; 75% after four years of credited service; and 100% after five years of credited service.

On termination of service, death, disability, or retirement, a participant (or their beneficiary, subject to certain Plan provisions) may elect to receive a lump-sum amount equal to the full value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period of time not to exceed the life expectancy of the participant or the joint life and last survivor expectancy of the participant and his or her beneficiary.

5	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Effective June 23, 2012, employees of RBS Citizens, N.A. (“Citizens”) who became employees of People’s (or any of its affiliates) as a result of People’s acquisition of selected Citizens branches, were eligible to become participants in the Plan. The Plan was amended to credit certain employees vesting for prior service rendered to Citizens, as defined.

Effective June 3, 2013, the Bank of Smithtown 401(k) Plan was merged with and into the Plan and assets totaling approximately $7.4 million were transferred into the Plan. The Plan was amended to credit certain employees vesting for prior service rendered to previous entities, as defined.

Effective September 3, 2013, the Financial Federal and Subsidiaries 401(k) Plan was merged with and into the Plan and assets totaling approximately $8.9 million were transferred into the Plan. The Plan was amended to credit certain employees vesting for prior service rendered to previous entities, as defined.

Effective September 5, 2013, the Savings Banks Employees Retirement Association (“SBERA”) 401(k) Plan as adopted by River Bank was merged with and into the Plan and assets totaling approximately $4.0 million were transferred into the Plan. The Plan was amended to credit certain employees vesting for prior service rendered to previous entities, as defined.

The foregoing Plan description is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and changes therein. Actual results of the Plan could differ significantly from those estimates and assumptions.

(b)	Investment Valuation and Income Recognition

Investments representing shares of mutual funds, and People’s United Financial, Inc. common stock are stated at fair value based on quoted market prices.

6	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The Plan invests in a stable value fund through its participation in the Putnam Stable Value Fund (the “Stable Value Fund”). The Stable Value Fund is a collective trust fund consisting of investments in investment contracts with insurance companies and banks as well as synthetic investment contracts, and is stated at fair value which differs from contract value. Fair value of the Stable Value Fund is based on the fair value of the underlying investments.

The Plan applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies, which defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by this authoritative guidance, investments in the accompanying statements of net assets available for plan benefits include fully benefit-responsive investment contracts recognized at fair value, with a corresponding adjustment to reflect these investments at contract value. Investment contracts are carried at contract value within the accompanying statements of changes in net assets available for plan benefits.

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gains and losses are determined based on the weighted average historical cost basis of the investment sold. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Fair Value Measurement of Investments

Investments are reported at fair value in the accompanying statements of net assets available for plan benefits. ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

7	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	observable inputs for the asset or liability other than quoted prices; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Common Stock – Valued at the closing price as reported in the active market on which the identical security is traded.

Mutual Fund Shares – Valued at the net asset value per share as reported in the active markets on which the individual securities are traded. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Collective Trust – Valued based on reported net asset value. If available, quoted market prices (net asset value) are used to value investments in the trust. The fair value of certain other investments for which quoted market prices are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings. There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the trusts.

8	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the Plan’s valuation methodologies during 2013 or 2012.

(d)	Notes Receivable from Participants

Participant loans are accounted for in accordance with Accounting Standards Update (ASU) 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962) Reporting Loans to Participants by Defined Contribution Pension Plans, which requires that such loans be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

(e)	Payments of Distributions

Distributions to participants are recorded when paid.

(f)	Administrative Expenses

Certain direct expenses and fees related to the administration of the Plan are paid from Plan assets. Certain other administrative expenses are paid by participants.

(g)	Forfeited Accounts

Forfeitures of nonvested People’s contributions for participants may be used to reduce future People’s matching contributions. During 2013 and 2012, $289,528 and $237,916 in forfeitures were used to reduce People’s matching contributions, respectively. There were no remaining forfeitures available to reduce future employer matching contributions at either December 31, 2013 or 2012.

(h)	Recent Accounting Pronouncements

In May 2011, the FASB issued amendments to its standards on fair value with the objective of establishing (i) a consistent definition of fair value and (ii) common requirements for the measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments, which are generally consistent with existing fair value measurement principles contained in U.S. GAAP, serve to expand the related disclosure requirements for fair value measurements and provide necessary clarifications in order to align with IFRS.

9	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Specifically, the amendments include provisions relating to: (i) application of the highest and best use and valuation premise concepts; (ii) application of premiums and discounts, including blockage factors, in a fair value measurement; (iii) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity; and (iv) additional disclosures about fair value measurements, including quantitative information (e.g. sensitivity analysis) about the unobservable inputs used in Level 3 items and the fair value hierarchy of items that are not measured at fair value in the statements of net assets available for plan benefits but whose fair value is required to be disclosed. These amendments were effective for the Plan on January 1, 2012. Adoption of these amendments is reflected, where applicable, throughout the notes to these financial statements.

(3)	Investments

The following table presents the net appreciation (depreciation) in the fair value of investments (including investments bought, sold and held during the year) for the Plan years ended December 31, 2013 and 2012 (in thousands):

	2013	2012
Mutual funds	$76,305	$33,064
People’s United Financial, Inc.
Stock Fund	18,772	(4,747)

Net appreciation	$95,077	$28,317

The fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2013 and 2012 are as follows (in thousands):

	2013	2012
Collective trust:
Putnam Stable Value Fund (contract value of $115,382 and $113,046, respectively)	$116,894	$116,539
Common stock:
People’s United Financial, Inc. Stock Fund	92,400	75,705
Mutual funds:
T. Rowe Price Growth Stock Fund	61,706	45,897
Vanguard Institutional Index Fund	56,680	40,333
Artisan Mid Cap Fund	39,028	28,455
American Funds Europacific Growth Fund	35,429	29,278
PIMCO Total Return Fund	34,637	39,162

10	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The Plan, through its investment in the Stable Value Fund, has entered into a benefit-responsive investment contract. The Stable Value Fund, a collective trust, is a commingled pool that invests in (i) investment contracts issued by insurance companies and other financial institutions, (ii) fixed income securities, and (iii) money market funds.

Mercer maintains participant contributions in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. In addition, the terms of the guaranteed investment contract do not permit the issuing insurance company to terminate the agreement prior to the scheduled maturity date.

Investment contracts held by the Stable Value Fund are recorded at fair value, with a corresponding adjustment to contract value (as reported to the Plan by Mercer), because such investments are deemed to be fully benefit-responsive in that they provide that Plan participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The weighted average yield earned by the Stable Value Fund for the years ended December 31, 2013 and 2012 was 0.72%. The weighted average yield credited to participant accounts during that same period was 1.86% and 2.02%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. People’s does not believe that any of the aforementioned events, which would limit the Plan’s ability to transact at contract value with participants, are probable of occurring.

11	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following tables set forth the fair value of Plan assets, by Level, within the ASC 820 fair value hierarchy, as of December 31, 2013 and 2012 (in thousands):

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$17	$—	$—	$17
Mutual funds:
Growth	107,739	—	—	107,739
Balanced	106,608	—	—	106,608
Mid-cap	80,433	—	—	80,433
Large-cap	65,967	—	—	65,967
Fixed income	38,617	—	—	38,617
International	38,241	—	—	38,241
Small-cap	12,966	—	—	12,966
People’s United Financial, Inc. Stock Fund	92,400	—	—	92,400
Putnam Stable Value Fund	—	116,894	—	116,894

Total	$542,988	$116,894	$—	$659,882

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$142	$—	$—	$142
Mutual funds:
Growth	79,187	—	—	79,187
Balanced	76,691	—	—	76,691
Mid-cap	55,192	—	—	55,192
Large-cap	47,625	—	—	47,625
Fixed income	42,987	—	—	42,987
International	30,179	—	—	30,179
Small-cap	6,298	—	—	6,298
People’s United Financial, Inc. Stock Fund	75,705	—	—	75,705
Putnam Stable Value Fund	—	116,539	—	116,539

Total	$414,006	$116,539	$—	$530,545

12	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(4)	Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balances (subject to a maximum loan amount of $50,000) and may have up to two loans outstanding at any time (subject to a minimum loan amount of $1,000). Loans generally have a five-year term (longer if used for the purchase of a primary residence) but may be repaid in full at any time. The interest rate for each loan, which remains fixed through the duration of the loan, is the Prime lending rate as listed in The Wall Street Journal in effect on the first business day of the month in which the participant requests the loan, plus 1%. Loans granted at different times may bear different interest rates. Interest begins to accrue on the date the loan proceeds are disbursed to the participant and will continue to accrue until the entire loan balance is paid in full, whether before or after maturity or default. Loan rates ranged from 4.25% to 10.77% at December 31, 2013 and 2012.

(5)	Employer and Participant Contributions

Effective January 1, 2009, participating employees could contribute from 1% to 50% of their pre-tax earnings (as defined) and allocate their contributions to the Plan’s various investment funds. Participant contributions may not exceed a specified base amount, adjusted annually for cost-of-living increases, as determined by the Internal Revenue Service (the “IRS”). The base amount per participant was $17,500 and $17,000 in 2013 and 2012, respectively.

Participants who are age 50 and older at any time during the Plan year may make “catch up contributions” in that year. These contributions are additional tax deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limits. For 2013 and 2012, the maximum amount of “catch up contributions” permitted to have been made to the Plan was $5,500. People’s makes matching contributions equal to 100% of a participant’s contributions (excluding catch up contributions) up to and including 4% of the participant’s earnings. At its discretion, People’s may increase its matching contributions to 5% of participant earnings for a calendar year. Effective January 1, 2012, the discretionary match provision of the Plan was eliminated.

During 2006, the Plan was amended to allow employees hired on or after August 14, 2006 to receive an additional annual contribution equal to 3% of their eligible pre-tax earnings (as defined) in lieu of participation in The People’s United Bank Employees’ Retirement Plan (the “ERP”), which was closed to new participants effective August 14, 2006. In July 2011, People’s amended the ERP to “freeze”, effective December 31, 2011, the accrual of pension benefits for participants in that plan. In conjunction with the ERP amendment, People’s amended the Plan to provide for contributions to the Plan on behalf of all ERP participants, effective January 1, 2012, in an annual amount equal to 3% of the employee’s eligible pre-tax earnings (as defined). At December 31, 2013 and 2012, the Plan recorded additional employer contributions receivable totaling $8,597,009 and $8,478,037, respectively, representing amounts due from People’s as a result of these Plan amendments.

13	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

People’s matching contributions are made at the same time as participant contributions, while discretionary contributions and contributions in lieu of retirement plan participation are made on an annual basis. All of People’s contributions are allocated to the investment funds in the same proportion elected by the participant with respect to a participant’s own contributions. If the participant does not have an investment election on file, the contribution is made to an appropriate age-based retirement fund offered by the Plan based upon the participant’s years to normal retirement eligibility (age 65).

(6)	Distributions to Participants

Participant contributions may not be withdrawn from the Plan prior to the termination of the participant’s employment with People’s, unless the participant has either attained age 59-1/2 or is able to demonstrate financial hardship, as defined in Section 401(k) of the Internal Revenue Code (the “IRC”). People’s contributions may be withdrawn subject to specified limitations. The Plan also provides for distributions upon termination, retirement or death, subject to specified conditions. The normal form of payment for participants is a lump sum distribution.

(7)	Risk and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for plan benefits.

(8)	Plan Termination

Although it has not expressed any intention to do so, People’s has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, all participants would become fully vested in their accounts and benefits would be payable under the terms of the Plan.

(9)	Income Tax Status

The Plan received a favorable tax determination letter from the IRS dated September 20, 2013, indicating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC, and was therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

14	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.

People’s believes the Plan is no longer subject to income tax examinations for years prior to 2010.

(10)	Related Party Transactions

The Plan’s investments include shares of People’s United Financial, Inc. common stock. People’s is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

(11)	Subsequent Events

The following subsequent events have been evaluated through June 27, 2014, the date these financial statements were available to be used.

The merger with and into the Plan of the acquired SBERA 401(k) Plan as adopted by Danversbank, has been initiated by the Plan Sponsor but has not yet been completed as of the date of these financial statements.

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2013	2012
Net assets available for plan benefits per financial statements	$681,951	$549,114
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by collective trust	1,512	3,493

Net assets available for plan benefits per Form 5500	$683,463	$552,607

15	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following is a reconciliation of net investment income per the financial statements to the Form 5500 (in thousands):

	Years ended December 31,
	2013	2012
Total net investment income per financial statements, including interest from notes receivable from participants	$116,857	$46,584
Plus: Changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	(1,981)	(361)

Total net investment income per Form 5500	$114,876	$46,223

16	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(e) Current value
	Cash fund	16,907.22 shares	$17

	Mutual funds:
	Allianz NFJ Dividend Value Fund	1,333,231.109 shares	21,305
	American Funds Europacific Growth Fund	722,602.079 shares	35,429
	Artisan Mid Cap Fund Institutional	783,226.724 shares	39,028
	Artisan Mid Cap Value Fund Institutional	1,139,732.329 shares	30,773
	Columbia Small Cap Value II Fund Class Y	304,695.331 shares	5,734
	Janus Venture Fund I	374,668.124 shares	24,728
	PIMCO Low Duration Fund	167,650.721 shares	1,732
	PIMCO Total Return Fund	3,240,106.860 shares	34,637
	Sentinel Common Stock Fund Class I	216,686.079 shares	9,287
	T. Rowe Price Growth Stock Fund	1,173,787.161 shares	61,706
	T. Rowe Price Retirement 2005 Fund	71,915.090 shares	929
	T. Rowe Price Retirement 2010 Fund	371,262.587 shares	6,616
	T. Rowe Price Retirement 2015 Fund	1,077,624.804 shares	15,432
	T. Rowe Price Retirement 2020 Fund	882,597.157 shares	17,996
	T. Rowe Price Retirement 2025 Fund	1,326,417.631 shares	20,400
	T. Rowe Price Retirement 2030 Fund	728,432.083 shares	16,463
	T. Rowe Price Retirement 2035 Fund	639,328.434 shares	10,408
	T. Rowe Price Retirement 2040 Fund	224,007.349 shares	5,244
	T. Rowe Price Retirement 2045 Fund	355,991.133 shares	5,557
	T. Rowe Price Retirement 2050 Fund	300,288.168 shares	3,922
	T. Rowe Price Retirement 2055 Fund	105,893.561 shares	1,369
	T. Rowe Price Retirement Income Fund	153,702.939 shares	2,272
	Vanguard Institutional Index Fund	334,832.525 shares	56,680
	Vanguard Mid Cap Index Fund	247,367.675 shares	10,632
	Vanguard Small Cap Index Fund	152,277.795 shares	7,232
	Vanguard Total Bond Market Index Fund	212,965.885 shares	2,249
	Vanguard Total International Stock Index Fund	83,675.547 shares	2,811

	Total mutual funds		450,571
	Putnam Stable Value Fund	115,381,933.58 shares	116,894
*	People’s United Financial, Inc. common stock	6,111,104.270 shares	92,400
*	Notes receivable from participants	2,889 participant loans	13,960
		Interest rates ranging from 4.25% to 10.77%. Maturity dates of January 2014 to September 2028.

	Total cash, investments and loans (held at end of year)		$673,842

* Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of McSoley McCoy & Co.